

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0719672006-7
Document Number:
20060619342-83

Date Filed:
9/27/2006 10:47:53 AM
In the office of

Dean Heller
Secretary of State

Articles of Incorporation

(PURSUANT TO NRS 78)

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	Innocent, Inc.
2. Resident Agent Name and Street Address:	State Agent & Transfer Syndicate, Inc. **Name** 112 North Curry Street Carson City Nevada 89703-4934 **Street Address** **City** **Zip Code** **Optional Mailing Address** **City** **State Zip Code**
3. Shares:	Number of shares with par value: 75,000,000 Par value: $ 0.001 Number of shares without par value:

4. Names & Addresses of Board of Directors/Trustees:	1. Alla Karmazina
	     Name
	
	 112 North Curry Street Carson City NV 89703-4934
	 Street Address **City** **State Zip Code**
	
	 2.
	     Name
	
	 Street Address **City** **State Zip Code**
	
	 3.
	     Name
	
	 Street Address **City** **State Zip Code**

5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be.
6. Names, Address and Signature of Incorporator.	Alla Karmazina _(signature)_ **Name** **Signature** 112 North Curry Street Carson City NV 89703-4934 **Address** **City** **State Zip Code**
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. _(signature)_ 9/27/06 **Authorized Signature of R. A. Or On Behalf of R. A. Company** **Date**

This form must be accompanied by appropriate fees.